

Mail Stop 4720

October 25, 2016

Via E-mail
Gabriel Dalporto
Chief Financial Officer
11115 Rushmore Drive
Charlotte, North Carolina 28277

> **Re: LendingTree, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 1, 2016**
> **File No. 001-34063**

Dear Mr. Dalporto:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services